Filed Pursuant to Rule 424(b)(3)
File Number 333-140636
PROSPECTUS SUPPLEMENT NO. 4
Prospectus Supplement No. 4 dated October 10, 2007
to Prospectus dated May 29, 2007
(Registration No. 333-140636)
INTERNATIONAL FIGHT LEAGUE, INC.
     This Prospectus Supplement No. 4 dated October 10, 2007 (this “prospectus supplement”) supplements our prospectus dated May 29, 2007 (the “prospectus”). The prospectus covers 19,376,000 shares of our common stock that may be offered for resale by the selling stockholders named in the prospectus and the persons to whom such selling stockholders may transfer their shares. No securities are being offered or sold by us pursuant to the prospectus. We will not receive any of the proceeds from the sale of these shares by the selling stockholders.
This prospectus supplement includes the attached Current Reports on Form 8-K filed with the Securities and Exchange Commission.
You should read this prospectus supplement in conjunction with the prospectus and prospectus supplement nos. 1 through 3. This prospectus supplement is not complete without, and may not be utilized except in connection with, the prospectus and prospectus supplement nos. 1 through 3, including any amendments or additional supplements to the prospectus.
Our common stock is listed on the OTC Bulletin Board under the symbol “IFLI.” The last reported sales price per share of our common stock, as reported by the OTC Bulletin Board on October 9, 2007 was $0.62.
Investing in our common stock involves a high degree of risk.
Before purchasing shares of our common stock, you should carefully consider the risk factors beginning on page 7 of the prospectus, as these risk factors may be updated in prospectus supplements.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is October 10, 2007.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): September 30, 2007
INTERNATIONAL FIGHT LEAGUE, INC.
(Exact Name of Registrant as Specified in Charter)

Delaware	000-21134	04-2893483

(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
424 West 33rd Street, Suite 650, New York, NY 10001

(Address of Principal Executive Offices)(Zip Code)
       (212) 356-4000

(Registrant’s Telephone Number
including area code)
     Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
☐     Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐     Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐     Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐     Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers
Pursuant to the terms of the previously disclosed and filed Amended and Restated Agreement and General Release, dated June 19, 2007, between Salvatore A. Bucci and International Fight League, Inc. (the “Company”), Mr. Bucci’s resignation as an employee and the Chief Financial Officer, Executive Vice President and Treasurer of the Company became effective September 30, 2007. The Company will be searching for a new chief financial officer and, in the interim, Gareb Shamus, the Chairman of the Board and Chief Executive Officer of the Company, will serve in that role.
SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERNATIONAL FIGHT LEAGUE, INC.
By:	/s/ Michael C. Keefe
	Name:	Michael C. Keefe
	Title:	Executive Vice President, General Counsel and Corporate Secretary

Date: October 3, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): September 21, 2007
INTERNATIONAL FIGHT LEAGUE, INC.
(Exact Name of Registrant as Specified in Charter)

Delaware	000-21134	04-2893483

(State or Other	(Commission	(IRS Employer
Jurisdiction of Incorporation)	File Number)	Identification No.)
424 West 33rd Street, Suite 650, New York, NY 10001
(Address of Principal Executive Offices)(Zip Code)
       (212) 356-4000
(Registrant’s Telephone Number
including area code)
     Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.
See item 5.02 below for a description of the employment arrangement the registrant has entered into with Jay Larkin.
Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.
(c) On September 21, 2007, Jay Larkin became the President and Chief Operating Officer of International Fight League, Inc. (the “Company”). Gareb Shamus, Chairman of the Board of Directors and Chief Executive Officer, will retain these titles, but will no longer serve as President of the Company. Mr. Larkin will report directly to Mr. Shamus and will oversee all the day-to-day operational details of the Company.
Larkin spent over 20 years at media giant Showtime, rising to become one of the most powerful deal makers in sports and entertainment during his storied career. He began at Showtime in 1984, and helped create countless entertainment specials involving stars ranging from Dave Chappelle, Britney Spears, The Spice Girls and Jay-Z to legends like Frank Sinatra, Paul McCartney and The Rolling Stones among others for the network and pay per view. During that time, Mr. Larkin also oversaw the channel’s entrance into boxing, beginning in 1986 with Marvelous Marvin Hagler’s middleweight title defense against John Mugabi, thus creating the powerhouse Showtime Championship Boxing. He negotiated the deals and was the executive producer of some of boxing’s most legendary matchups of the last quarter century, including numerous Mike Tyson, Evander Holyfield and Julio Cesar Chavez fights. Mr. Larkin also was one of the key negotiators for what was the biggest money fight in history, the 2002 heavyweight championship bout between Lennox Lewis and Tyson that happened because of a landmark deal between Showtime (Tyson’s network) and rival HBO (Lewis’ network).
Just before leaving Showtime, Mr. Larkin put together Ricky Hatton vs. Kostya Tszyu and Joe Calzaghe vs. Jeff Lacy, two career-changing events for both Hatton and Calzaghe. Just prior to joining the IFL, he completed negotiations for the upcoming blockbuster match of Calzaghe and Mikkel Kessler for HBO and Sports Network. Mr. Larkin’s career also includes an extensive background in live theater. Mr. Larkin attended the Boston Conservatory of Music; the UCLA School of Theater, Film and Television, and received a degree in theater and directing from C.W. Post College of Long Island University. He has been nominated for a primetime Emmy Award, a Tony Award and is a recipient of the prestigious boxing industry Taub Award for excellence in broadcasting journalism from the Boxing Writers Association of America.
Pursuant to the terms of his employment with the Company, Mr. Larkin will paid an annual base salary of $275,000 during his first six months of employment, then his annual salary will increase to $325,000. Mr. Larkin will be eligible to receive an annual bonus award based upon, and subject to, the achievement of target annual performance objectives established by the Company’s Board of Directors or its Compensation Committee after consultation with him. As part of his employment agreement, Mr. Larkin will be awarded options to purchase 500,000 shares of our common stock under the Company’s 2006 Equity Incentive Plan (the “Plan”). The options will vest as to 1/12 of the options every three months, beginning December 21, 2007, and will expire on September 21, 2017. In addition, Mr. Larkin is entitled to an additional award of 250,000 stock options in January 2008. These options will have an exercise price equal to the market value of our common stock on the date of grant, will vest as to 1/12 upon award, 1/12 on March 21, 2008 and 1/12 every three months thereafter, and will have an expiration date of September 21, 2017. If the exercise price of the stock option grant for the January 2008 options are greater than the exercise price of the initial option grant Mr. Larkin will receive, then Mr. Larkin shall be entitled to an award of restricted stock for a number of shares (not to exceed 250,000 shares) equal to (i) the product of (x) the amount the exercise price of the January 2008 option grant exceeds the exercise price of his original option grant, multiplied by (y) 250,000, divided by (ii) the exercise price of the January 2008 options. This award of restricted stock will vest as to 1/12 upon award, 1/12 on March 21, 2008 and 1/12 every three months thereafter. The foregoing equity awards will fully vest upon a “Change of Control Event” (as defined in the Plan).
Mr. Larkin is an employee-at-will, and either Mr. Larkin or the Company can terminate his employment at any time, with or without “Cause” or “Good Reason” and with or without notice.  If Mr. Larkin’s employment is terminated for “Cause” or Mr. Larkin resigns without “Good Reason,” Mr. Larkin will not receive the post-termination payments described below.  “Cause” means (a) gross negligence, or willful or wanton breach, by Mr. Larkin of any of his material duties to the Company, (b) gross malfeasance by Mr. Larkin in the performance of his material duties to IFL, (c) material violation by Mr. Larkin of a material Company policy, (d) conduct by Mr. Larkin constituting fraud or dishonesty, or (e) Mr. Larkin is convicted of a felony. “Good Reason” shall mean a material breach of this agreement by the Company, including the failure to award to Mr. Larkin the stock options and restricted stock in January 2008 as set forth above.
If Mr. Larkin is terminated without Cause, or Mr. Larkin terminates his employment for Good Reason, the Company will continue to pay Mr. Larkin his then rate of base salary for a period of three (3) months, his stock options, restricted stock and any other equity awards he may have received will immediately vest, and he will have one year to exercise any unexercised stock options, and he will be entitled to up to six months of paid health insurance coverage.
Item 9.01 — Financial Statements and Exhibits
See the Exhibit Index hereto, which is incorporated by reference herein.
SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERNATIONAL FIGHT LEAGUE, INC.

By:	/s/ Michael C. Keefe

Name:	Michael C. Keefe
Title:	Executive Vice President, General Counsel
and Corporate Secretary
Date:     September 27, 2007

EXHIBIT INDEX

Exhibit No.	Description
10.1	Letter Agreement dated September 21, 2007, between International Fight League, Inc. and Jay Larkin

99.1	Press Release dated September 21, 2007

Exhibit 10.1
September 21, 2007
Jay Larkin
Dear Jay:
It is with a great deal of pleasure that I am extending to you an offer to join the International Fight League, Inc. (“IFL” or the “Company”) as President and Chief Operating Officer, pursuant to the terms of this letter.  Your employment is effective as of September 21, 2007 and you will report directly to the Company’s Chairman and Chief Executive Officer. In your position, you will have responsibility and decision making authority for the day-to-day operations of the Company’s business, including event staging and television and media production.
Your salary will initially be at the annual rate of $275,000 and we will pay you on a semi-monthly basis in accordance with the Company’s regular payroll procedures. On the six month anniversary of your start date, your annual salary will increase to $325,000. You will be eligible to receive an annual bonus award based upon, and subject to, the achievement of target annual performance objectives established by the Board or its Compensation Committee after consultation with you.
You will become eligible on your first day of employment to participate in the Company’s employee benefit plans, including health care, life insurance and disability benefits, pursuant to the terms of the relevant employee benefit plans.  You will be entitled to vacation and sick days pursuant to Company policy, which initially allows for 2 weeks of paid vacation and five (5) personal days per year. You will receive customary expense reimbursement pursuant to the Company’s regular executive officer expense reimbursement policies, and when traveling on Company related business, you will be entitled to one class upgrade from coach for air travel, with an airline of your selection, and hotel accommodations at a hotel of your choice (other than at IFL events where IFL has a block of rooms).
You will be granted stock options to purchase 500,000 shares of IFL common stock under the Company’s 2006 Equity Incentive Plan (the “Plan”) (the “Initial Grant”).  In addition, you will be eligible for an additional grant under the Plan of stock options for 250,000 shares of common stock in January 2008 (the “Subsequent Grant”). The Initial Grant and the Subsequent Grant will expire ten years after the date of the Initial Grant, and each will have an exercise price equal to the Fair Market Value (as defined in the Plan) on the date of its grant. If the exercise price of the Subsequent Grant is greater than the exercise price of the Initial Grant, then you will be entitled to receive an award of restricted stock under the Plan for a number of shares of IFL common stock (not to exceed 250,000 shares) equal to (i) the product of (x) the amount by which the exercise price of the Subsequent Grant exceeds the exercise price of the Initial Grant, multiplied by (y) 250,000, divided by (ii) the exercise price of the Subsequent Grant. The Subsequent Grant, and any restricted stock award required by the foregoing sentence, will be subject to approval by the Company’s Board of Directors or a committee of the Board. All of the options and the restricted stock granted under this paragraph will vest as to 1/12 of the shares covered thereby after completion of your first three months of employment with the Company and as to 1/12 of the shares covered thereby after the completion of each three-month period of employment thereafter; provided that you are in the employ of the Company on each such vesting date (the first 1/12 of the shares covered by the Subsequent Grant and any restricted stock awarded under this paragraph will vest immediately upon their grant). In addition, the foregoing equity awards will fully vest upon a “Change of Control Event” (as defined in the Plan). These grants will be evidenced by and be subject to separate grant agreements the Company will deliver to you, and which will become effective upon the Company’s receipt of a counter-signed copy from you. As permitted by the Plan, you may elect to have the Company withhold shares of restricted stock as the shares vest in order to pay withholding taxes which may be due upon vesting.
You will be an employee-at-will, which means that either IFL or you may terminate your employment at any time, with or without “Cause” or “Good Reason” and with or without notice.  If your employment is terminated for

Jay Larkin Employment Letter
September 21, 2007

“Cause” or you resign without “Good Reason,” you will not receive the post-termination payments described below.  “Cause” shall mean (a) gross negligence, or willful or wanton breach, by you of any of your material duties to IFL, (b) gross malfeasance by you in the performance of your material duties to IFL, (c) material violation by you of a material Company policy, (d) conduct by you constituting fraud or dishonesty, or (e) you are convicted of a felony. “Good Reason” shall mean a material breach of this agreement by IFL, including the failure to award you the Subsequent Grant and the restricted stock award in January 2008. If you believe that the Company has breached this agreement and has thereby given you Good Reason to terminate you employment hereunder, which would entitle you the severance benefits described below, you must notify the Company of your entitlement to terminate your employment with the Company for Good Reason within 90 days of the day on which you believe the Company has so breached this agreement, and the Company will then have 60 days for its receipt of your notice to cure such breach to your reasonable satisfaction.
If your employment with the Company is terminated by the Company without Cause, or if you terminate your employment with the Company for Good Reason, the Company will continue to pay you your then-rate of base salary for a period of three (3) months, at the same time and in the same amounts as if your employment had not terminated..  Any such payments shall be contingent upon your signing a general release in substantially the form attached hereto as Annex A and shall be less applicable federal, state, and local taxes and other appropriate payroll deductions.  If your employment with the Company terminates, you will be entitled to any rights guaranteed by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”).  If your employment with the Company is terminated by the Company without Cause or you terminate your employment for Good Reason, and you elect to receive health insurance coverage in accordance with COBRA, (a) IFL will place you on administrative leave as an inactive employee during your three month severance period, during which IFL will continue to pay on your behalf any required premiums for such health insurance coverage, and then (b) for any period thereafter in which you are eligible for COBRA benefits, IFL will pay any required premiums for a three-month period following the date your three-month administrative leave terminates.  Any such premium payments will also be contingent upon your signing a general release in a form acceptable to the Company in substantially the form of Annex A. In addition, if your employment is terminated by the Company without Cause or you terminate your employment with the Company for Good Reason, your stock options, restricted stock and any other equity awards you may have received will immediately vest, and you will have one year to exercise any unexercised stock options. Notwithstanding anything to the contrary contained in this paragraph, should either or both of the above severance benefits payable to you at a time when (i) any of the Company’s common stock is publicly traded on an established securities market or otherwise, and (ii) you are a “specified employee” of the Company within the meaning of Section 409A(a)(2)(B)(i) of the Internal Revenue Code of 1986, as amended (the “Code”), constitute “nonqualified deferred compensation” under Section 409A of the Code (“Section 409A”), its or their payment shall be suspended for a period of six full calendar months, commencing with the first calendar month next following the date of termination of your employment with the Company, and such suspended payment amount will be paid to you in a lump sum payment on the first day following the end of such required payment suspension period. However, and notwithstanding anything to the contrary contained in the immediately preceding sentence, should either or both of such payments come within the definition of “involuntary severance” under Section 409A, an amount up to the lesser of (a) 200% of your annual compensation from the Company for the calendar year preceding the calendar year in which the termination of your employment with the Company occurs, or (b) 200% of the limitation under Section 401(a)(17) of the Code on tax-qualified retirement plan compensation in effect for the calendar year in which the termination of your employment with the Company occurs, shall be excluded from “deferred compensation” as permitted under Section 409A and shall not be subject to the above 6-month payment suspension requirement. Notwithstanding anything to the contrary in this letter, the terms hereof will in all cases be interpreted consistent with the intention of both the parties hereto that such terms comply with all applicable requirements of both Section 409A and further, that neither the Company nor you, individually or in combination, will pay or accelerate any payment hereunder except in compliance with Section 409A.
International Fight League
424 West 33rd Street, Suite 650
New York, NY 10001
(212) 356-4000

Jay Larkin Employment Letter
September 21, 2007

Your employment with the Company is subject to your providing us with proper documentation that you are authorized to work in the United States.  You will also be required to sign a separate confidentiality and works for hire agreement.
We understand that you will be working on other projects while you are employed with IFL, and IFL agrees you may do so, so long as those other projects do not interfere with your duties as President and Chief Operating Officer of IFL and are not competitive with or adverse to the interests of IFL.
This offer letter represents the entire agreement between you and the Company with respect to your employment with the Company, and supersedes any and all other prior agreements or understandings, whether oral or written, relating to your employment with the Company.
By signing this letter, you represent and warrant that you are not subject to any agreement, order, judgment or decree of any kind which would prevent you from entering into employment with IFL or from fully performing your duties as President and Chief Operating Officer pursuant to the terms hereof.
If the foregoing is acceptable to you, please indicate your agreement and acceptance of the terms hereof by signing two copies of this letter in the appropriate space.  Please return both copies to me for execution as soon as possible and I will return a fully signed copy to you.

Again, I am extremely enthusiastic about you joining the IFL team!
Sincerely,
International Fight League, Inc.
Gareb Shamus
Chairman and Chief Executive Officer
Agreed to and accepted by:

Jay Larkin	Date
International Fight League
424 West 33rd Street, Suite 650
New York, NY 10001
(212) 356-4000

Annex A
Form of Release and Covenant Not to Sue
      (a) Executive, in consideration of the monies and other consideration paid to him pursuant to this Agreement, releases and forever discharges the Company and the Company’s current, former, and future controlling shareholders, subsidiaries, affiliates, related companies, divisions, directors, trustees, officers, employees, agents, attorneys, successors, and assigns (and the current, former and future controlling shareholders, directors, trustees, officers, employees, agents, and attorneys of such controlling shareholders, subsidiaries, affiliates, related companies and divisions), and all persons acting by, through, under, or in concert with any of them (the Company, and the foregoing other persons and entities are hereinafter defined separately and collectively as the “Releasees”), from all actions, causes of action, claims, and demands whatsoever, whether known or unknown, in law or equity, whether statutory or common law, whether federal, state, local, or otherwise, for any claims related to, or arising out of any aspect of Executive’s employment with the Company, any agreement concerning such employment, or the termination of such employment, including, but not limited to, any and all claims of wrongful discharge or breach of contract, any and all claims for equitable estoppel, any and all claims for employee benefits, including, but not limited to, any and all claims under the Employee Retirement Income Security Act of 1974, as amended, the Family and Medical Leave Act of 1993, and any and all claims of employment discrimination on any basis or of unlawful retaliation, including, but not limited to, any and all claims under Title VII of the Civil Rights Act of 1964, as amended, under the Age Discrimination in Employment Act of 1967, as amended (“ADEA”), under the Civil Rights Act of 1866, 42 U.S.C. § 1981, as amended, under the Americans With Disabilities Act of 1990, under the Civil Rights Act of 1991, under the Sarbanes-Oxley Act of 2002, under the Immigration Reform and Control Act of 1986, as amended, under the New York State Labor Law, as amended, under the New York State Human Rights Law, as amended, and under the New York City Human Rights Law, as amended; and any claim for attorneys’ fees, experts’ fees, disbursements or costs; which against the Releasees, Executive, Executive’s heirs, executors, administrators, or assigns ever had, now have, or hereafter may have, by reason of any matter, cause, or thing whatsoever from the beginning of the world to the date of Executive’s execution of this Agreement.
           (b) Notwithstanding anything to the contrary set forth in paragraph (a), the Company and Executive agree that, by entering into this Agreement: (x) Executive does not waive rights or claims that may arise after the date the Agreement is executed; or (y) Executive does not waive or release the Releasees, or any of them, from claims that may arise under this Agreement.
           (c) Except as set forth on Schedule A attached hereto, Executive represents and warrants that he has never commenced or filed, and Executive covenants and agrees never to commence, file, aid, or in any way prosecute or cause to be commenced or prosecuted, any claims or actions against the Releasees or any of them relating to employment matters.
           (d) Executive further acknowledges, represents, and warrants that Executive has not reported any purported improper, unethical or illegal conduct or activities by the Company or any Company representative to any supervisor, manager, agent or other representative of the Company (including its Board of Directors) or to any member of the Company’s legal or compliance personnel. Notwithstanding the foregoing, nothing in this Agreement shall prohibit or restrict Executive from (i) making any disclosure of information required by law; (ii) providing information to, or testifying or otherwise assisting in, any investigation or proceeding brought by any federal, state or local regulatory or law enforcement agency or legislative body, any self-regulatory organization, or the Company’s legal or compliance personnel or to legal advisers and consultants retained by Executive for such purposes; or (iii) testifying, participating in or otherwise assisting in a proceeding relating to an alleged violation of the Sarbanes-Oxley Act of 2002, or any federal, state or municipal law relating to fraud or any rule or regulation of the Securities and Exchange Commission, or any self-regulatory organization.
           (e) Executive agrees that neither he nor any person authorized by him to act on his behalf shall, directly or indirectly, intentionally defame or disparage the Company or any director or officer of the Company to the media or in a public forum or, with the intent to damage the Company or any director or officer of the Company. Neither the Company (acting in a formal capacity through an authorized representative) nor any officer or director of the Company shall, directly or indirectly, intentionally defame or disparage Executive to the media or in a public forum or, with the intent to damage Executive.

Exhibit 99.1

Contacts: Joe Favorito 212/356-4003 (o) jf@ifl.tv
FOR IMMEDIATE RELEASE
INTERNATIONAL FIGHT LEAGUE NAMES JAY LARKIN PRESIDENT AND CHIEF
OPERATING OFFICER
Former Showtime Executive Joins the World’s Number One Team-based Mixed Martial
Arts League
NEW YORK, September 21, 2007 – The International Fight League (OTC.BB: IFLI), the world’s number one team-based professional mixed martial arts league, today announced that longtime television executive, event producer and boxing industry icon Jay Larkin has been named to the newly-created position of President and Chief Operating Officer. Larkin will report directly to IFL CEO Gareb Shamus and will oversee all the day-to-day operational details of the IFL.
“Jay has been very helpful advising us in our first year and we are elated that he will be joining us in a larger full-time role as we enter our second full season,” said Gareb Shamus, IFL co-founder and CEO. “Jay’s experience in the television, live event promotion, international television, entertainment industry and corporate business worlds will be a huge plus not only to the IFL, but to the sport of Mixed Martial Arts both now and into the future.”
“I am very pleased to be able to join the IFL,” Larkin said. “Mixed Martial Arts is quickly becoming a mainstream sport with virtually limitless growth potential as the fan demographic continues to expand. The IFL is perfectly positioned to take MMA to the next level and capitalize on the opportunities.”
Larkin spent over 20 years at media giant Showtime, rising to become one of the most powerful deal makers in sports and entertainment during his storied career. He began at Showtime in 1984, and helped create countless entertainment specials involving stars ranging from Dave Chappelle, Britney Spears, The Spice Girls and Jay-Z to legends like Frank Sinatra, Paul McCartney and The Rolling Stones among others for the network and pay per view.
During that time, the Brooklyn, N.Y., native also oversaw the channel’s entrance into boxing, beginning in 1986 with Marvelous Marvin Hagler’s middleweight title defense against John Mugabi, thus creating the powerhouse Showtime Championship Boxing. He negotiated the deals and was the executive producer of some of boxing’s most legendary matchups of the last quarter century, including numerous Mike Tyson, Evander Holyfield and Julio Cesar Chavez fights. Larkin also was one of the key negotiators for what was the biggest money fight in history, the 2002 heavyweight championship bout between Lennox Lewis and Tyson that happened because of a landmark deal between Showtime (Tyson’s network) and rival HBO (Lewis’ network).
Just before leaving Showtime, Larkin put together Ricky Hatton vs. Kostya Tszyu and Joe Calzaghe vs. Jeff Lacy, two career-changing events for both Hatton and Calzaghe. Just prior to joining the IFL, he completed negotiations for the upcoming blockbuster match of Calzaghe and Mikkel Kessler for HBO and Sports Network.
(more)

IFL NAMES JAY LARKIN PRESIDENT AND CHIEF OPERATING OFFICER – p.2
His multi-faceted career includes an extensive background in live theater. Larkin attended the Boston Conservatory of Music; the UCLA School of Theater, Film and Television, and received a degree in theater and directing from C.W. Post College of Long Island University. He has been nominated for a primetime Emmy Award, a Tony Award and is a recipient of the prestigious boxing industry Taub Award for excellence in broadcasting journalism from the Boxing Writers Association of America.
About the IFL
International Fight League™ (IFL) is the world’s number one professional mixed martial arts sports league. IFL has its headquarters in New York and offices in Las Vegas. For more information about IFL, please see: www.ifl.tv.
Forward-Looking Statements: This release contains forward-looking statements pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995, which are subject to various risks and IFL’s management’s expectations, hopes, beliefs, intentions or strategies regarding the future financial condition, and results of operations. There can be no assurance that future developments actually affecting IFL will be those anticipated.
Important factors that could cause actual results to differ (favorably or unfavorably) from the expectations stated in this release include the risks and uncertainties such as the conditions of the markets for live events, broadcast television, cable television, pay-per-view, Internet, entertainment, professional sports, and licensed merchandise; acceptance of the Company’s brands, media and merchandise within those markets; uncertainties relating to litigation; risks associated with producing live events; uncertainties associated with international markets; risks relating to maintaining and renewing key agreements, including television distribution agreements; effects of competition, including locations of competitors and operating and market competition.. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.
IFL undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. This press release may include the opinions of IFL and does not necessarily include the views of any other person or entity.
The names of all International Fight League, Inc. televised and live programming, teams, images, and logos are trademarks, which are the exclusive property of International Fight League, Inc. All other trademarks and tradenames mentioned in this release are the property of their respective owners, and are not affiliated with IFL in any way.
— IFL —